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Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Equity Owner of
Lazard Frères & Co. LLC:

We have reviewed management's statements, included in the accompanying Lazard Frères & Co. LLC's Exemption Report (the "Exemption Report"), in which (1) Lazard Frères & Co. LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 28, 2022

Lazard Frères & Co. LLC's Exemption Report

Lazard Frères & Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company did not fit into one of the identified exemptive provisions in 17 C.F.R. § 240.15c3-3(k), and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Further the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

David D'Amore
Chief Financial Officer
Lazard Frères & Co. LLC

February 28, 2022